Room 4561
      July 22, 2005


Charles S. Ream
Executive Vice President and Chief Financial Officer
Anteon International Corporation
3211 Jermantown Road
Fairfax, Virginia 22030-2801
(703) 246-0200

Re: 	Anteon International Corporation
      Form 10-K for the fiscal year ended December 31, 2004
      Filed March 10, 2005
      Form 12b-25
      Filed May 11, 2005
      File No. 001-31258

Dear Mr. Ream:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Selected Financial Data, page 24

1. We note that you present the non-GAAP measures of "EBITDA" and "EBITDA margin" in your Selected Financial Data with a reconciliation to net income. You indicate that EBITDA is useful in understanding and measuring cash flows generated from operations. As such, it appears that this measure is presented as a non-GAAP liquidity measure. Explain how you determined the most directly comparable financial measure calculated and presented in accordance with GAAP to be net income rather than a measure of cash flows.


Notes to Consolidated Financial Statements

Note (2)  Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9

2. We note from the disclosure on page 12 of your filing that you support the entire lifecycle of customer systems ranging from conceptual development through operational support. You indicate in your revenue recognition policy description that you evaluate contracts for multiple deliverables. Tell us how you separate and allocate the arrangement fee to each deliverable. Specifically, describe each type of deliverable included in your multiple element arrangements, how revenue is allocated to each element, and the method of revenue recognition for each element. Also indicate whether any amounts are contingent on the delivery of additional items or meeting other specified performance conditions such as operational support. Your response should address how you considered the guidance in SOP 97-2, EITF 03-05 and EITF 00-21.

3. We note from your disclosures that revenues from substantially all service related fixed price contracts is recognized using the cost-to-cost method. Describe the nature of the services being provided.
Explain why costs are used to measure your performance on these contracts. In this regard, we note that these arrangements are predominantly level of effort contracts, which are defined as contracts that involve a defined number of hours or a defined category of personnel. Also tell us whether your fixed price service contracts require any significant upfront costs.


Exhibit 23.1 Consent of KPMG LLP

4. Please provide us with your auditor`s consent that contains the signature of the firm.


Form 12b-25 filed May 11, 2005

5. We note that certain generalized allegations were made by an exiting employee relating to revenue accruals during the third and fourth quarters of 2004 in one of your business units and the Audit
Committee engaged outside advisors to review matters related to these allegations. From your press release dated May 16, 2005, we note that the review has been completed. Provide us with a detailed description of these allegations and the results of the work performed by the outside advisors. Explain how you determined that there were no changes required to your previously announced financial results for the quarter and year ended December 31, 2004 and the quarter ended March 31, 2005. Tell us how you considered these generalized allegations in your assessment of disclosure controls and procedures as of March 31, 2005 and in your assessments of disclosure controls and procedures and internal control over financial reporting as of December 31, 2004.

*	*	*	*	*


      As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Morgan Youngwood at
(202)
551-3479, Melissa Walsh at (202) 551-3224 or Stephen Krikorian at
(202) 551-3730.


							Sincerely,


							Stephen Kirkorian
							Accounting Branch Chief


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Charles S. Ream
Anteon International Corporation
July 22, 2005
Page 1